Exhibit 99.2

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2015	2016	2017
Sales	100%	100%	100%
Cost of sales	58.8	61.6	63.5
Gross profit	41.2	38.4	36.5
Research and development expenses	11.7	12.6	11.1
Sales and marketing expenses	6.8	6.4	5.3
General and administrative expenses	4.4	3.9	3.6
Contingent consideration expense (benefit)	(3.7)	(0.3)	(3.7)
Operating Income	22.0	15.8	20.2
Financial income, net	0.3	-	0.2
Income before income taxes	22.3	15.8	20.4
Income tax expenses	2.3	2.7	3.1
Net Income	20.0	13.1	17.3

Sales in 2017 increased by 25.3% to $125,690 thousand compared to $100,347 thousand in 2016. The increase in sales was mainly attributed to our success in our target markets, especially those driven by Cloud Computing. This achievement was part of our continued success in expanding our customer base and product offering supporting important market trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization and SD-WAN.

Sales in 2016 increased by 21.3% to 100,347 thousand compared to $82,738 thousand in 2015. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Gross profit in 2017 was $45,928 thousand compared to $38,551 thousand in 2016. Gross profit as a percentage of sales in 2017 was 36.5%, compared to 38.4% in 2016. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2017 compared to 2016 was primarily a result of changes to the mix of products we sold in 2017, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, especially in the Cloud related business. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2017 decreased to 2.3%, compared to 3.2% in 2016.

Gross profit in 2016 was $38,551 thousand compared to $34,079 thousand in 2015. Gross profit as a percentage of sales in 2016 was 38.4%, compared to 41.2% in 2015. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2016 compared to 2015 was primarily a result of changes to the mix of products we sold in 2016. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2016 increased to 3.2%, compared to 0.3% in 2015.

Research and development expenses in 2017 increased by 9.9% to $13,915 thousand compared to $12,663 thousand in 2016. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $827 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which contributed approximately $498 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $1,251 thousand in 2017, compared to $1,324  thousand in 2016.

Research and development expenses in 2016 increased by 30.5% to $12,663 thousand compared to $9,702 thousand in 2015. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,248 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $1,324 thousand in 2016, compared to $693 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $82 thousand to the increase.

Sales and marketing expenses in 2017 increased by 4.7% to $6,722 thousand compared to $6,423 thousand in 2016. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $164 thousand to such increase,  combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $144 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $637 thousand in 2017, compared to $646 thousand in 2016.

Sales and marketing expenses in 2016 increased by 13.7% to $6,423 thousand compared to $5,651 thousand in 2015. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $364 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $646 thousand in 2016, compared to $262 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $24 thousand.

General and administrative expenses in 2017 increased by 13.6% to $4,507 thousand compared to $3,969 thousand in 2016. This increase was mainly attributed to the growth in our activity, which contributed approximately $340 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $198 thousand to the increase.

In 2017 we had a contingent consideration benefit in the amount of $4,642 thousand compared to a contingent consideration benefit in the amount of $334 thousand in 2016. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2016 increased by 9.9% to $3,969 thousand compared to $3,611 thousand in 2015. This increase was mainly attributed to the growth in our activity, which contributed approximately $327 thousand to such increase, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) of approximately $31 thousand.

In 2016 we had a contingent consideration benefit in the amount of $334 thousand compared to a contingent consideration benefit in the amount of $3,090 thousand in 2015. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2017 increased by 345.7% to $156 thousand compared to $35 thousand in 2016. The increase resulted from the net effect of the following factors: (i) a decrease in income from investment in marketable securities, attributed to lower funds available for investment, which amounted to $310 thousand in 2017 compared to $393 thousand in 2016, (ii) a decrease in bank fees, which contributed approximately $13 thousand to the increase, and (iii) to a lower offsetting effect of the weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $45 thousand in 2017 compared to $236 thousand in 2016.

Financial income, net in 2016 decreased by 84.1% to $35 thousand compared to $220 thousand in 2015. The decrease was attributed to a decrease in income from investments in marketable securities due to less funds being available for investment, and to an increase in expenses attributed to a slight weakening of the US Dollar against the New Israeli Shekel which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels).

In 2017 we recorded current income tax expenses of $3,474 thousand and deferred income tax expense of $453 thousand compared to current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand in 2016. The increase in our current income tax expenses was mainly attributed to the increase in our activity and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to an increase in deferred income tax expenses in relation to acquired goodwill, which amounted to $465 thousand in 2017 compared to $154 thousand in 2016, as well as to an increase in deferred income tax expenses in relation to R&D expenses, which amounted to $103 thousand in 2017 compared to deferred income tax benefit of $209 thousand in 2016. In addition, in 2017 we recorded an income tax benefit relating to prior years in the amount of $59 thousand, compared to an income tax expense relating to prior years in the amount of $26 thousand in 2016.

In 2016 we recorded current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand compared to similar current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand in 2015. The decrease in the deferred income tax benefit was mainly attributed to a decrease in tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $1 thousand in 2016 compared to $242 thousand in 2015, as well as to tax loss carryforwards, which amounted to $161 thousand in 2016 compared to $179 thousand in 2015, and to an increase in deferred income tax expenses in relation to amortization of acquired goodwill, which amounted to $154 thousand in 2016 compared to $61 thousand in 2015. In addition, in 2016 we recorded an income tax expense relating to prior years of $26 thousand, while in 2015 we recorded income tax benefits relating to prior years of $36 thousand.

In 2017 we recorded net income of $21,714 thousand compared to net income of $13,137 thousand in 2016, an increase of 65.3%. The increase was mainly attributed to the following factors: (i) an increase in our activity, and (ii) the increase in contingent consideration benefit we recorded in 2017, which amounted to $4,642 thousand, compared to a contingent consideration benefit of $334 thousand in 2016.

In 2016 we recorded net income of $13,137 thousand compared to net income of $16,520 thousand in 2015, a 20.5% decrease. This decrease was mainly attributed to higher operating expenses we incurred in 2016 relative to operating expenses we incurred in 2015. In addition, in 2016 we recorded a contingent consideration benefit of $334 thousand compared to a contingent consideration benefit of $3,090 thousand in 2015.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of December 31, 2017, we had working capital of $104,401 thousand and our current ratio (current assets to current liabilities) was 6.48.

Cash and cash equivalents as of December 31, 2017 increased by $5,104 thousand to $17,021 thousand, compared to $11,917 thousand as of December 31, 2016. Short-term marketable securities decreased by $8,511 thousand to $7,752 thousand, compared to $16,263 thousand as of December 31, 2016, and long-term marketable securities decreased by $1,824 thousand to $5,945 thousand, compared to $7,769 thousand as of December 31, 2016. The net decrease of $5,231 thousand in these three balance sheet items in 2017 was mainly due to payment of dividend which contributed approximately $7,382 thousand to such changes, to property, plant and equipment expenditures which contributed approximately $1,690 thousand to such changes, offset by positive cash provided by operating activities in the amount of $1,408 thousand, and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $2,651 thousand.

Trade receivables (including trade receivable from related parties) increased to $41,367 thousand as of December 31, 2017, compared to $27,722 thousand as of December 31, 2016. This increase was mainly attributed to the increase in our revenue. Other receivables increased to $5,823 thousand as of December 31, 2017, compared to $3,113 thousand as of December 31, 2016. This increase was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $12,629 thousand as of December 31, 2017, compared to $10,480 thousand as of December 31, 2016. This increase was mainly attributed to the increase in our activity. Other payables and accrued liabilities decreased to $6,420 thousand as of December 31, 2017, compared to $7,484 thousand as of December 31, 2016.

Cash provided by operating activities in 2017 amounted to $1,408 thousand compared to cash used by operating activities in the amount of $2,707 thousand in 2016. The cash provided by operating activities in 2017 was primarily the result of the increase in our net income in 2017.

Inventories increased to $51,487 thousand as of December 31, 2017, compared to $44,280 thousand as of December 31, 2016. The increase was attributed, mainly, to our growing sales accompanied by our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business goals.

Capital expenditures on property and equipment for the year ended December 31, 2017 were $2,118 thousand, compared to $1,705 thousand as of December 31, 2016. This increase was mainly attributed to an increase in the investment in the equipment used for our production and research and development efforts.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.